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Craft BeerDinner
1487 Brewery

Brewery

7620 Industrial Parkway
Plain City, OH 43064
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INVESTMENT OPPORTUNITY
1487 Brewery is seeking investment to open a kitchen and beer garden.
First LocationGenerating Revenue
Early Investor Bonus: The investment multiple is increased to 1.5× for the next $20,000 invested.
Profile
Pitch
Data
Discussion
The Team
Ben King
CEO and Founder
Alex Kiss
Restaurant Manager
Connor Mulroony
Special Events
John Abner
Head Chef
Matt Crema
Head Brewer
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1487 Brewery is a love letter to the biergartens and rolling hills of Bavaria by using traditional ingredients and brewing techniques with a modern American twist. Ben King fell in love with the family friendly biergartens in Germany while working for a German company. He was convinced that American's would embrace the concept. in 2016, Founders Ben King of Columbus, OH and Thomas Garbe of Munich Germany created 1487 Brewery (The name comes from the year in which Duke Albrecht IV put the first regulation on brewers only requiring Barley, Hops and Water). Sales began in July of 2017 through distribution only, completed self funded. The Idea was to prove authentic German beer would sell before establishing a full service brewpub and biergarten. The beer sold great, at a premium and in early 2019 we acquired SBA Loans to launch our full site with a 10BBL brewery and full kitchen. As of August 25, 2020 we are ready to launch our new Brewpub and open to the public. We are actively brewing our first beers and getting through the last of our permits for our kitchen. We started with succesful curbside sales and the area has been very supportive (there is a huge need for food and beverage in the area). We have a COVID contingency plan and with 26 socially distant tables in our biergarten with a pavilion and a stone natural gas fire pit, we are in good position for success.

We have much earned press coverage: A recent example from Columbus Underground:https://www.columbusunderground.com/1487-brewery-bringing-biergarten-experience-to-plain-city-sp1

Our on line presence is strong:

Website: www.1487brewery.com
Facebook: https://www.facebook.com/1487Brewery/
Instagram: https://www.instagram.com/1487_brewery/

Funds raised will be utilized to ensure an adequate buffer due to the pandemic as well as for new revenue streams and a better way for our fans to engage with us. Such as:

Custom Mug Lockers for a mug program
Outdoor experiences (Post pandemic) such as a natural playground for the kids and/or gaming courts.
This is a preview. It will become public when you start accepting investment.
Data Room
Investment Round Status

$50,000

TARGET

$200,000

MAXIMUM

This investment round closes on August 13, 2020.

Intended Use of Funds
Target Raise
Maximum Raise
Working capital $7,000
Bar & Biergarten FF&E $12,000
Kitchen equipment $10,000
Brewery equipment $18,000
Mainvest Compensation $3,000
Total $50,000
Summary of Terms
Legal Business Name 1487 Brewpub I, LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $20,000 invested
1.5×
Investment Multiple 1.4×
Business's Revenue Share 0.8%-3.2%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2026
Documents
2018 Balance Sheet
2018 Income Statement
2019 Balance Sheet
2019 Income Statement
July 2020 Investor Deck.pdf
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $521,000 $1,900,000 $2,400,000 $2,519,996 $2,595,594

Cost of Goods Sold $190,228 $228,273 $251,101 $779,403 $802,784
Gross Profit $330,772 $1,671,727 $2,148,899 $1,740,593 $1,792,810

EXPENSES

Rent & Utilities $24,300 $25,029 $25,780 $26,553 $27,350
Staff $84,500 $207,035 $213,246 $219,643 $226,233
Ongoing Licenses & Fees $20,776 $21,399 $22,041 $22,702 $23,384
Supplies and Maintenance $10,800 $11,124 $11,458 $11,801 $12,155
Miscellaneous $8,650 $8,910 $9,177 $9,452 $9,736
Interest $5,767 $4,628 $3,418 $2,134 $770
Operating Profit $175,979 $1,393,602 $1,863,779 $1,448,308 $1,493,182
This information is provided by 1487 Brewery. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Financial Condition
Other outstanding debt or equity

As of August 2020, 1487 Brewery has debt of $860,125 outstanding and, as of July, 2020 a cash balance of $195,343. This debt is sourced primarily from ECDI, JobsOhio, and People's Bank. This debt will be senior to any investment raised on Mainvest. In addition to the 1487 Brewery's outstanding debt and the debt raised on Mainvest, 1487 Brewery may require additional funds from alternate sources at a later date.

No operating history

1487 Brewery hasn't yet begun full operating. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
Limited Operating History

1487 Brewery is a newly established entity and has no history for prospective investors to consider.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of 1487 Brewery to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which 1487 Brewery and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, 1487 Brewery is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Changes in Economic Conditions Could Hurt 1487 Brewery

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect 1487 Brewery's financial performance or ability to continue to operate. In the event 1487 Brewery ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither 1487 Brewery nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with 1487 Brewery or management), which is responsible for monitoring 1487 Brewery's compliance with the law. 1487 Brewery will not be required to implement these and other investor protections.

You Do Have a Downside

Conversely, if 1487 Brewery fails to generate enough revenue, you could lose some or all of your money.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. 1487 Brewery competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from 1487 Brewery's core business or the inability to compete successfully against the with other competitors could negatively affect 1487 Brewery's financial performance.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of 1487 Brewery, and the revenue of 1487 Brewery can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

Subordination

The Notes shall be subordinated to all indebtedness of 1487 Brewery to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by 1487 Brewery. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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